UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release dated August 6, 2014 announcing a preferred offering which is being made solely in Canada.

The preferred shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the US Securities Act or in transactions exempt therefrom or not subject thereto.

This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated August 6, 2014 announcing “TransAlta to Issue $150 Million of Preferred Shares”.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
Date: August 6, 2014	By: /s/Donald Tremblay Donald Tremblay Chief Financial Officer

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EXHIBIT INDEX

99.1	Press release dated August 6, 2014 announcing “TransAlta to Issue $150 Million of Preferred Shares”.

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